SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16
under the Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 22, 2009
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BLADEX REPORTS FIRST QUARTER NET INCOME OF $16.7 MILLION, OR $0.46 PER SHARE.  NET INCOME, OPERATING INCOME, CAPITALIZATION, CREDIT RESERVE COVERAGE, DEPOSITS, LOAN DISBURSEMENTS, FEES AND LENDING MARGINS STRENGTHEN.

PANAMA CITY, April 22, 2009 – Banco Latinoamericano de Exportaciones (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2009.

Business Highlights
•
Net income amounted to $16.7 million in the first quarter 2009, compared to a net loss of $4.3 million in the fourth quarter 2008, and compared to a net income of $19.2 million gain during the first quarter 2008.

•
Net operating income(1) for the first quarter 2009 amounted to $22.3 million, compared to a net operating loss of $4.5 million in the fourth quarter 2008, and compared to a $19.2 million in net operating income in the first quarter 2008.

•	Net interest income in the first quarter 2009 amounted to $15.4 million, an increase of $0.7 million, or 5% from fourth quarter 2008, mainly due to increased lending spreads.

•	Deposits as of March 31, 2009 increased $47 million (4%) from the fourth quarter, 2008.

•
The Bank’s Tier 1 capital ratio as of March 31, 2009 stood at 21.7%, compared to 20.4% as of December 31, 2008, and compared to 20.4% as of March 31, 2008.  The Bank’s leverage ratio as of these dates was 6.8x, 7.6x and 8.3x, respectively. The Bank’s equity consists entirely of common shares.

•
As of March 31, 2009, the Bank reported zero past due credits in its portfolio.  The ratio of the allowance for credit losses to the commercial portfolio strengthened to 3.2%, compared to 2.8% as of December 31, 2008, and 2.0% as of March 31, 2008.

•
Commercial Division’s net operating income for the first quarter 2009 was $12.8 million, a decrease of $1.0 million from the fourth quarter 2008, and $2.2 million from the first quarter 2008, mostly due to a lower average loan portfolio balance, partially offset by wider lending margins.

•
Asset Management Division’s net operating income for the quarter increased to $8.5 million, compared to $1.3 million in the fourth quarter 2008, and compared to $3.1 million in the first quarter 2008, mostly driven by trading gains in the Investment Fund.

•
Treasury Division reported net operating income of $1.0 million, compared to a net operating loss of $19.6 million in the fourth quarter 2008, and compared to a net operating income of $1.0 million in the first quarter 2008, mostly due to the appreciation of trading securities.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank's results: "The results for the quarter confirm Bladex's ability to operate profitably and soundly in the midst of unusual volatility in the financial markets, and a generally weakening global economic environment.  The results also confirm the benefits of the diversified business model that the Bank has built during the last four years, incorporating a wide variety of clients and industries, while combining a balanced and prudent mix of credit and market risk.

In Latin America, the effects of the financial crisis have been felt later than in other regions of the world. While the Region was well prepared to face economic adversity, Bladex believes that, in many of the Bank’s markets, the full impact of lessened demand and tighter credit availability has yet to be felt, and are managing the Bank accordingly.

The Bank’s short term goals are to protect Bladex's financial fundamentals and, equally important, preserve resources and flexibility so that once economic growth resumes, the Bank can make full use of the new opportunities. In-line with these goals, and working within an environment of gradually improving credit demand, liquidity, asset appreciation, lending margins, the Bank's financial indicators were strengthened further during the first quarter.  Furthermore, the Bank’s operating expense base run-rate was reduced, and the collection of potentially vulnerable credit exposures was continued, with reserve coverage strengthening in-line with increasing risk levels in the Region.  Finally, the Board of Directors set a new dividend level, commensurate with the heightened uncertainty and volatility levels in the markets.  With these measures in place, Bladex finds itself in a privileged position within its areas of expertise to execute the actions best suited for its business going forward.

Strategically, the results of the April 15 Shareholders Meeting, during which shareholders of all Classes approved a set of changes to the Bank's Articles of Incorporation, will prove very important to the Bank's long-term ability to fuel growth and maximize shareholder value.  While the impact of the changes is likely to be felt only in the medium-to-long term as conditions in the markets stabilize, they provide the Bank with the flexibility needed to remain a leader within the financial industry."

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	1Q08	4Q08	1Q09
Net Interest Income	$21.1	$14.7	$15.4
Net Operating Income (Loss) by Business Segment:
Commercial Division	$15.0	$13.8	$12.8
Treasury Division	$1.0	$(19.6)	$1.0
Asset Management Division	$3.1	$1.3	$8.5
Net Operating Income (Loss)	$19.2	$(4.5)	$22.3
Net Income (Loss)	$19.2	$(4.3)	$16.7

Net Income (loss) per Share(2)	$0.53	$(0.12)	$0.46
Book Value per common share (period end)	$16.73	$15.77	$16.50
Return on Average Equity (“ROE”)	12.6%	-3.0%	11.4%
Operating Return on Average Equity ("Operating ROE") (3)	12.6%	-3.1%	15.2%
Return on Average Assets (“ROA”)	1.6%	-0.4%	1.6%
Net Interest Margin	1.77%	1.24%	1.50%
Efficiency Ratio (4)	32%	186%	33%

Tier 1 Capital(5)	$629	$640	$655
Total Capital(6)	$668	$680	$693
Risk-Weighted Assets	$3,089	$3,144	3,014
Tier 1 Capital Ratio(5)	20.4%	20.4%	21.7%
Total Capital Ratio (6)	21.6%	21.6%	23.0%
Stockholders’ Equity	$608	$574	$601
Stockholders’ Equity to Total Assets	12.0%	13.2%	14.6%
Other Comprehensive Income Account ("OCI")	(25)	(72)	(57)

Leverage (times) (7)	8.3	7.6	6.8
Liquid Assets / Total Assets(8)	9.5%	18.9%	13.7%
Liquid Assets / Total Deposits	35.5%	70.6%	46.3%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	2.0%	2.8%	3.2%

Total Assets	$5,059	$4,363	$4,108

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(3)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(4)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(5)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(6)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(7)	Leverage corresponds to assets divided by stockholders’ equity.

(8)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2009, Bladex had disbursed accumulated credits of approximately $159 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 23, 2009 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 23, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 53121836.

For more information, please access www.bladex.com or contact:
Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8630
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com